GENCO RESOURCES’ LARGEST SHAREHOLDER RESPONDS TO ISS RECOMMENDATION

For Immediate Release

Vancouver, B.C., June 19, 2008 -- James R. Anderson, a former Board member and, together with his spouse, the largest shareholder of Genco Resources Ltd. of Vancouver, today issued the following response to a recommendation issued by ISS Governance Services regarding the election of directors at Genco’s annual meeting on June 26th, 2008.

“ISS expresses serious concerns with Genco’s corporate governance practices and refuses to endorse Chairman Robert Gardner and directors Gordon Blankstein and Richard Hughes. However, ISS did not give sufficient weight to other issues raised in my Shareholder Information Circular, and on balance it has sided against our dissident slate, a decision with which I respectfully disagree.”

In its report dated June 18th, 2008, ISS stated, “We are seriously concerned by the allegations against Blankstein and Gardner. We note that the circumstances around the related party transaction raise questions about the appropriateness of the company’s internal controls and processes. Furthermore, for directors to approve their own compensation agreements as members of a Compensation Committee that is not majority independent is, in our view, a major breach of fiduciary duty to shareholders. From a corporate governance perspective, these actions are totally unacceptable for a TSX-listed issuer.”

ISS recommends that shareholders withhold their vote from Blankstein, Gardner and Hughes. The reason given is that all three stood “on a non-independent Compensation Committee that negotiated and approved compensation agreements for Gardner and Blankstein.”

Commented Mr. Anderson, “It is unfortunate, given this governance finding, that ISS has elected to give Genco “the benefit of the doubt” on other matters rather than give my slate of shareholder nominees the opportunity to clean up the mess. Having been a member of the Board, I believe that things will only get better at Genco with the removal of Gardner, Blankstein and their ally Brian Smith. I continue to urge shareholders to vote to replace them with my slate of three shareholder nominees.”

Mr. Anderson’s Shareholder Information Circular cites a number of concerns, including excessive compensation for Gardner and Blankstein; a non-arms-length transaction involving another company whose directors include Gardner, Blankstein and Smith; Gardner, Blankstein and Smith’s lack of operational expertise; poor corporate governance and the sustained and consistent stock selling in the open market by Gardner, Blankstein and Smith. Mr. Anderson commits that if his slate is elected he will align Board compensation with industry practice, avoid related party transactions, improve strategy and execution at the minesite, and institute best practices for corporate governance.

About James Anderson

A resident of Sioux Falls, South Dakota, James R. Anderson is a former Board member and, together with his spouse, is the largest shareholder of Genco Resources Ltd. Mr. Anderson and his spouse own 5 million Genco shares, equivalent to 12.2% of the shares outstanding. He has been a purchaser of shares since 2005 and has never sold a Genco share.

Mr. Anderson is the founder, sole shareholder and Chief Executive Officer of Tennessee Eastern Gas and Oil Company and Southwestern Mineral Leasing Company. Anderson’s two companies conduct business in eight states across the United States and are involved in oil and gas exploration and production, and the purchase and leasing of mineral land. Mr. Anderson earned a Bachelor of Science Business degree in 1971 and a Juris Doctor degree in Law in 1974, both from the University of Minnesota, after which he practised as a general commercial litigator up until 2004. Mr. Anderson served on Genco’s Board from July 3, 2007 until May 21, 2008, when he resigned following his strong disapproval of $1 million in retroactive bonuses that Robert Gardner and Gordon Blankstein had proposed to award to themselves ($500,000 for each) while they controlled the Board’s Compensation Committee.

Mr. Anderson is one of three shareholder nominees for the Genco Board. The other two shareholder nominees are two long-time colleagues of Anderson: Lyle Weismantel and Charles Schroeder. Weismantel is a banker with more than 40 years of experience, including ten years as President and CEO of a Bremer Bank in Minnesota. Schroeder, a geologist and entrepreneur, has more than two decades of experience in resource development and owns two oil and gas companies. These successful businessmen will strengthen Genco’s Board and bring a much-needed drive to improve shareholder value.

1/2

On June 10th, 2008 Mr. Anderson filed a Shareholder Information Circular with Canadian securities regulators and initiated a proxy solicitation process with the objective of replacing Robert Gardner (Chairman), Gordon Blankstein and Brian Smith as members of Genco’s then seven-person Board of Directors. A copy of the Shareholder Information Circular, which includes additional information on Mr. Anderson’s proposed slate, is available at www.savegenco.com.

Voting your YELLOW proxy
Genco shareholders are asked to complete and return the YELLOW proxy so that much needed change can take place at Genco Resources Ltd. Your vote is important – please vote your YELLOW proxy today. Proxies should be completed in accordance with the instructions on the YELLOW proxy.

Your YELLOW proxy should be returned prior to 11:00 a.m. (Vancouver time) (being 2:00 p.m. (Toronto time)) on Monday, June 23, 2008, in order to be deposited with the Company in time to be used at the Meeting.

For assistance in voting your proxy, please contact Laurel Hill Advisory Group at 1-888-268-4498.

About Forward Looking Statements
Certain statements contained in this news release constitute forward-looking statements. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions are intended to identify forward-looking statements, however forward-looking statements may not include such terms. This news release may contain forward-looking statements relating to Anderson, the Shareholder Nominees, Genco, future management or Genco’s future financial or operational performance. Such statements reflect Anderson’s current views with respect to future events and are based on the information reasonably available to Anderson today. These statements are subject to certain risks, uncertainties and assumptions. Many factors could cause Genco’s actual results, performance or achievements that may be expressed or implied by such forward-looking statements to vary from those described herein should one or more of these risks or uncertainties materialize. Such factors include, but are not limited to, economic, business, competitive, political and regulatory factors, including changes in the price of precious metals. Except to the extent required by law, Anderson undertakes no obligation to update any forward-looking statements contained herein. Readers are cautioned not to place undue reliance on forward-looking statements contained herein.

For more information please contact

Investors	Media
Laurel Hill Advisory Group	Longview Communications Inc.
North American toll-free 1-888-268-4498	Alan Bayless: 604-694-6035
David Ryan: 604-694-6031

2 / 2